UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):
January 7, 2013

Commission file number: **001-14236**   *(FelCor Lodging Trust Incorporated)*

Commission file number: **333-39595-01**   *(FelCor Lodging Limited Partnership)*

FelCor Lodging Trust Incorporated
FelCor Lodging Limited Partnership

(Exact Name of Registrant as Specified in Charter)

Maryland	*(FelCor Lodging Trust Incorporated)*	**75-2541756**
Delaware	*(FelCor Lodging Limited Partnership)*	**75-2544994**
(State or other jurisdiction of incorporation)		(I.R.S. Employer Identification Number)

545 E. John Carpenter Frwy., Suite 1300
Dallas, TX
(Address of principal
executive offices)   **75062**
                                                                    (Zip code)
(972) 444-4900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01   Entry into a Material Definitive Agreement.

Supplemental Indentures

On December 17, 2012, FelCor Lodging Limited Partnership ("FelCor LP"), a subsidiary, and the operating partnership, of FelCor Lodging Trust Incorporated (the "Company" or "FelCor"), issued $525 million in aggregate principal amount of FelCor LP's 5.625% Senior Secured Notes due 2023 (the "5.625% Notes"). The 5.625% Notes are guaranteed by the Company and certain of its subsidiaries. On January 7, 2013, in connection with the provision of the guaranties described above, the Company, FelCor LP and certain of their subsidiaries entered into a supplemental indenture (the "Supplemental Indenture") to the indenture governing the 5.625% Notes to add certain subsidiary guarantors. Additionally, in connection with the issuance of the 5.625% Notes, the Company, FelCor LP and certain of their subsidiaries entered into a second supplemental indenture (the "Second Supplemental Indenture") to the indenture governing FelCor LP's 6.75% Senior Secured Notes due 2019 (the "6.75% Notes) and a sixth supplemental indenture (the "Sixth Supplemental Indenture") to the indenture governing FelCor LP's 10% Senior Secured Notes due 2014 (the "10% Notes"), in each case to add as subsidiary guarantors thereof those subsidiaries of FelCor LP that became subsidiary guarantors of the 5.625% Notes if they were not previously subsidiary guarantors of the 6.75% Notes and the 10% Notes. Copies of the Supplemental Indenture, the Second Supplemental Indenture and the Sixth Supplemental Indenture are attached hereto as Exhibits 4.1, 4.2 and 4.3, respectively, and are incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Exhibit
4.1	First Supplemental Indenture, dated as of January 7, 2013, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee.
4.2	Second Supplemental Indenture, dated as of January 7, 2013, by and among FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, certain of their subsidiaries, as guarantors, and Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, registrar and paying agent.
4.3	Sixth Supplemental Indenture, dated as of January 7, 2013, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: January 9, 2013   FelCor Lodging Trust Incorporated

By: /s/ Jonathan H. Yellen

Jonathan H. Yellen

Executive Vice President, General Counsel and Secretary

Date: January 9, 2013   FelCor Lodging Limited Partnership
a Delaware limited partnership

By: FelCor Lodging Trust Incorporated
its general partner

By: /s/ Jonathan H. Yellen

Jonathan H. Yellen

Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	First Supplemental Indenture, dated as of January 7, 2013, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee.
4.2	Second Supplemental Indenture, dated as of January 7, 2013, by and among FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, certain of their subsidiaries, as guarantors, and Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, registrar and paying agent.
4.3	Sixth Supplemental Indenture, dated as of January 7, 2013, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee.

Exhibit 4.1

FELCOR LODGING LIMITED PARTNERSHIP,
FELCOR LODGING TRUST INCORPORATED,

and

the other parties named herein

and
U.S. BANK NATIONAL ASSOCIATION,
as Trustee and Collateral Agent

_____

First Supplemental Indenture

Dated as of January 7, 2013

Supplemental Indenture to the Indenture
dated as of December 17, 2012
with respect to the
5.625% Senior Secured Notes due 2023

First Supplemental Indenture (this "*First Supplemental Indenture*"), dated as of January 7, 2013 among FelCor Lodging Trust Incorporated, a Maryland corporation ("*FelCor*"), FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), the entities listed on Schedule I hereto (the "*Additional Subsidiary Guarantors*") and U.S. Bank National Association, as trustee (the "Trustee") and collateral agent (the "*Collateral Agent*").

WITNESSETH

WHEREAS, FelCor LP, FelCor and the Subsidiary Guarantors executed and delivered to the Trustee and Collateral Agent an indenture dated as of December 17, 2012 (as amended, supplemented or otherwise modified, the "*Indenture*"), pursuant to which FelCor LP issued and has outstanding $525,000,000 aggregate principal amount of 5.625% Senior Secured Notes due 2023 (the "*Notes*");

WHEREAS, pursuant to the terms of the Purchase Agreement dated as of December 12, 2012 among FelCor LP, FelCor, the Subsidiary Guarantors and J.P. Morgan Securities LLC as representative of the initial purchasers named therein, the Trustee, the Collateral Agent, FelCor LP, FelCor and the Additional Guarantors are executing and delivering this First Supplemental Indenture providing for the addition of a Guarantee by the Additional Subsidiary Guarantors which shall become Subsidiary Guarantors under the Indenture through the execution of this First Supplemental Indenture; and

WHEREAS, Section 9.01 of the Indenture provides that a supplemental indenture may be entered into by FelCor and FelCor LP to secure or Guarantee the Notes without notice to or the consent of any Holder.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, FelCor, FelCor LP, each Additional Subsidiary Guarantor, the Trustee and the Collateral Agent mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

SECTION 1.   Definitions. For all purposes of the Indenture and this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

      (a)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this First Supplemental Indenture as a whole and not to any particular Article, Section or subdivision; and

      (b)   capitalized terms used but not defined in this First Supplemental Indenture shall have the meanings assigned to them in the Indenture.

SECTION 2.   Addition of Guarantors. Each Additional Subsidiary Guarantor hereby executes this First Supplemental Indenture as a supplemental indenture to the Indenture for the purpose of providing a Guarantee of the Notes and of certain of FelCor LP's obligations under the Indenture as set forth therein and agree to assume and be subject to all of the terms, conditions, waivers and covenants applicable to a Guarantor under the Indenture, including without limitation, those set forth in Article XI thereof. Upon its execution hereof, each Additional Subsidiary Guarantor hereby acknowledges that it shall be a Guarantor for all purposes as defined and as set forth in the Indenture, effective as of the date of this Supplemental Indenture. Further, each Additional Subsidiary Guarantor hereby waives and shall not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Additional Subsidiary Guarantor under its Guarantee. For the avoidance of doubt, upon the execution of this First Supplemental Indenture, the Additional Subsidiary Guarantors shall be included in the definition of Subsidiary Guarantors under the Indenture.

SECTION 3.   [Reserved].

SECTION 4.   NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FIRST SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 5.   The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by FelCor, FelCor LP and the Additional Subsidiary Guarantors.

SECTION 6.   Successors and Assigns. All agreements of FelCor, FelCor LP and the Additional Subsidiary Guarantors in this First Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

SECTION 7.   Separability. In case any provision of this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 8.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 9.   Counterparts. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

FELCOR LODGING LIMITED PARTNERSHIP,
a Delaware limited partnership

By: FELCOR LODGING TRUST INCORPORATED
as general partner

By: /s/ Bianca Sandoval Green
       Name: Bianca Sandoval Green
       Title: Vice President and Associate General Counsel

FELCOR LODGING TRUST INCORPORATED,
a Maryland corporation

By: /s/ Bianca Sandoval Green
       Name: Bianca Sandoval Green
       Title: Vice President and Associate General Counsel

FELCOR/CMB BUCKHEAD HOTEL, L.L.C.

FELCOR/CMB MARLBOROUGH HOTEL, L.L.C.

FELCOR/CMB ORSOUTH HOLDINGS, L.P.

By: FelCor/CMB Orsouth, L.L.C.
      General Partner

FELCOR/CMB SSF HOLDINGS, L.P.

By: FelCor/CMB SSF Hotel, L.L.C.
      General Partner

FELCOR S-4 HOTELS (SPE), L.L.C.

FCH/PSH, L.P.

By: FelCor/CSS Hotels, L.L.C.
      General Partner

By: /s/ Bianca Sandoval Green
      Name: Bianca Sandoval Green
      Title: Vice President and Associate General Counsel

U.S. BANK NATIONAL ASSOCIATION, as Trustee
and Collateral Agent

By: /s/ Donald T. Hurrelbrink
      Name: Donald T. Hurrelbrink
      Title: Vice President

Additional Subsidiary Guarantors

1.   FelCor/CMB Buckhead Hotel, L.L.C.

2.   FelCor/CMB Marlborough Hotel, L.L.C.

3.   FelCor/CMB Orsouth Holdings, L.P.

4.   FelCor/CMB SSF Holdings, L.P.

5.   FelCor S-4 Hotels (SPE), L.L.C.

6.   FCH/PSH, L.P.

Exhibit 4.2

FELCOR LODGING TRUST INCORPORATED
FELCOR LODGING LIMITED PARTNERSHIP,

and

THE OTHER PARTIES NAME HEREIN

and

WILMINGTON TRUST COMPANY,
as Trustee

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Collateral Agent, Registrar and Paying Agent

_____

Second Supplemental Indenture

Dated as of January 7, 2013

Supplemental Indenture to the Indenture
dated as of May 10, 2011
with respect to the
6.75% Senior Secured Notes due 2019

This Second Supplemental Indenture (this "*Second Supplemental Indenture*"), dated as of January 7, 2013, is by and among FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), FelCor Lodging Trust Incorporated, a Maryland corporation ("*FelCor*"), FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, FelCor Canada Co., a Nova Scotia unlimited liability company, FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, FelCor/CSS Holdings, L.P., a Delaware limited partnership, FelCor TRS Holdings, L.L.C., a Delaware limited liability company, FelCor Copley Plaza, L.L.C., a Delaware limited liability company, FelCor St. Pete (SPE), L.L.C., a Delaware limited liability company, FelCor Esmeralda (SPE), L.L.C., a Delaware limited liability company, Los Angeles International Airport Hotel Associates, a Texas limited partnership, Madison 237 Hotel, L.L.C., a Delaware limited liability company, Royalton 44 Hotel, L.L.C., a Delaware limited liability company, FelCor Milpitas Owner, L.L.C., a Delaware limited liability company ("*FelCor Milpitas*"), FelCor Baton Rouge Owner, L.L.C., a Delaware limited liability company ("*FelCor Baton Rouge*"), FelCor Dallas Love Field Owner, L.L.C., a Delaware limited liability company ("*Dallas Love Field*"), Myrtle Beach Owner, L.L.C., a Delaware limited liability company ("*Myrtle Beach Owner*"), FelCor/CMB Buckhead Hotel, L.L.C., a Delaware limited liability company ("*FelCor Buckhead*"), FelCor CMB Marlborough Hotel, L.L.C., a Delaware limited liability company ("*FelCor Marlbourough*"), FelCor/CMB Orsouth Holdings, L.P., a Delaware limited partnership ("*FelCor Orsouth*"), FelCor/CMB SSF Holdings, L.P., a Delaware limited partnership ("*FelCor SSF*"), FelCor S-4 Hotels (SPE), L.L.C., a Delaware limited liability company ("*FelCor S-4*"), and FCH/PSH, L.P., a Delaware limited partnership ("*FCH/PSH*") (collectively, the "*Subsidiary Guarantors*," and together with FelCor, the "*Guarantors*"), Wilmington Trust Company, as trustee (the "Trustee") and Deutsche Bank Trust Company Americas, as collateral agent, registrar and paying agent (the "Collateral Agent").

W I T N E S S E T H

WHEREAS, FelCor Escrow Holdings, L.L.C., a Delaware limited liability company ("*Escrow Subsidiary*"), executed and delivered to the Trustee and the Collateral Agent an indenture dated as of May 10, 2011 (the "*Original Indenture*"), and pursuant to that certain First Supplemental Indenture dated as of May 23, 2011, FelCor LP assumed all rights and obligations of Escrow Subsidiary under the Original Indenture and Escrow Subsidiary was released of all rights and obligations under the Original Indenture;

WHEREAS, pursuant to the Original Indenture, as amended and supplemented to date (collectively, the "*Indenture*"), FelCor LP has issued and outstanding $525,000,000 aggregate principal amount of 6.75% Senior Secured Notes due 2019 (the "*Notes*");

WHEREAS, the Note Guarantees of each of FelCor TRS Borrower 1, L.P. and FelCor St. Paul Holdings, L.P. were automatically and unconditionally released and discharged in connection with the sale of substantially all of the assets of such Subsidiary Guarantors and such Subsidiary Guarantors ceasing to be Subsidiaries of FelCor LP upon their dissolution as a result of such sales;

WHEREAS, FelCor, FelCor LP, FelCor Milpitas, FelCor Baton Rouge, Dallas Love Field and Myrtle Beach Owner executed and delivered to U.S. Bank National Association, as trustee, collateral agent, registrar and paying agent, an indenture, dated as of December 17, 2012 (the "*New Indenture*"), pursuant to which FelCor LP has issued and outstanding $525,000,000 aggregate principal amount of 5.625% Senior Secured Notes due 2023 (the "*New Notes*") and FelCor, FelCor Milpitas, FelCor Baton Rouge, Dallas Love Field and Myrtle Beach Owner have guaranteed the New Notes;

WHEREAS, pursuant to a supplemental indenture to the New Indenture to be entered into of even date herewith, FelCor Buckhead, FelCor Marlborough, FelCor Orsouth, FelCor SSF, FelCor S-4 and FCH/PSH, L.P. will also guarantee the New Notes;

WHEREAS, pursuant to Section 4.07 of the Indenture, a Restricted Subsidiary shall not Guarantee the indebtedness of FelCor LP unless it simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary; and

WHEREAS, FelCor, FelCor LP, the Subsidiary Guarantors, the Pledgor, the Trustee and the Collateral Agent desire to amend the Indenture to add FelCor Milpitas, FelCor Baton Rouge, Dallas Love Field, Myrtle Beach Owner,

FelCor Buckhead, FelCor Marlborough, FelCor Orsouth, FelCor SSF, FelCor S-4 and FCH/PSH, L.P. as additional Subsidiary Guarantors (collectively, the "*New Guarantors*").

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, FelCor, FelCor LP, the Pledgor, each Subsidiary Guarantor, the Trustee and the Collateral Agent mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

SECTION 1.   Definitions. For all purposes of the Indenture and this Second Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this Second Supplemental Indenture as a whole and not to any particular Article, Section or subdivision; and

(b)   capitalized terms used but not defined in this Second Supplemental Indenture shall have the meanings assigned to them in the Indenture.

AMENDMENTS

SECTION 2.   Addition of New Subsidiary Guarantors. The New Guarantors hereby execute this Second Supplemental Indenture as a supplemental indenture to the Indenture for the purpose of providing a Guarantee of the Notes and of certain of FelCor LP's obligations under the Indenture as set forth therein and agree to assume and be subject to all of the terms, conditions, waivers and covenants applicable to a Subsidiary Guarantor under the Indenture, including without limitation, those set forth in Article Eleven thereof. Upon its execution hereof, each New Guarantor hereby acknowledges that it shall be a Subsidiary Guarantor for all purposes as defined and as set forth in the Indenture, effective as of the date hereof. Further, the New Guarantors hereby waive and shall not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such New Guarantor under its Subsidiary Guarantee.

SECTION 3.   New York Law to Govern. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SECOND SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 4.   The Trustee and the Collateral Agent. Neither the Trustee nor the Collateral Agent shall be responsible in any manner whatsoever for or in any respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by FelCor, FelCor LP and the Subsidiary Guarantors.

SECTION 5.   Successors and Assigns. All agreements of FelCor, FelCor LP, and the Subsidiary Guarantors in this Second Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee and the Collateral Agent in this Second Supplemental Indenture shall bind their respective successors.

SECTION 6.   Separability. In case any provision of this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 7.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 8.   Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
          General Partner

By: /s/ Bianca Sandoval Green
          Bianca Sandoval Green
          Vice President and Associate General Counsel

FELCOR LODGING TRUST INCORPORATED

By: /s/ Jonathan H. Yellen
          Jonathan H. Yellen
          Executive Vice President, General Counsel
          and Secretary

FELCOR/CSS HOLDINGS, L.P.

By: FelCor/CSS Hotels, L.L.C.,
General Partner

FELCOR HOTEL ASSET COMPANY, L.L.C.

FELCOR LODGING HOLDING COMPANY, L.L.C.

FELCOR CANADA CO.

FELCOR TRS HOLDINGS, L.L.C.

FELCOR TRS BORROWER 4, L.L.C.

FELCOR COPLEY PLAZA, L.L.C.

FELCOR ST. PETE (SPE), L.L.C.

FELCOR ESMERALDA (SPE), L.L.C.

LOS ANGELES INTERNATIONAL AIRPORT HOTEL
ASSOCIATES, A TEXAS LIMITED PARTNERSHIP

By: FelCor /LAX Holdings, LP,
General Partner

By: FelCor /LAX Hotels, L.L.C.,
General Partner

MADISON 237 HOTEL, L.L.C.

ROYALTON 44 HOTEL, L.L.C.

FELCOR MILPITAS OWNER, L.L.C.

FELCOR BATON ROUGE OWNER, L.L.C.

FELCOR DALLAS LOVE FIELD OWNER, L.L.C.

MYRTLE BEACH OWNER, L.L.C.

FELCOR/CMB BUCKHEAD HOTEL, L.L.C.

FELCOR/CMB MARLBOROUGH HOTEL, L.L.C.

FELCOR/CMB ORSOUTH HOLDINGS, L.P.

      By: FelCor/CMB Orsouth Hotel, L.L.C.
           General Partner

FELCOR/CMB SSF HOLDINGS, L.P.

      By: FelCor/CMB SSF Hotel, L.L.C.
           General Partner

FELCOR S-4 HOTELS (SPE), L.L.C.

FCH/PSH, L.P.

By: FelCor/CSS Hotels, L.L.C.
General Partner

By: /s/ Bianca Sandoval Green
Bianca Sandoval Green
Vice President and Associate General Counsel

WILMINGTON TRUST COMPANY, as Trustee

By: /s/ Joshua C. Jones
Name: Joshua C. Jones
Title: Financial Services Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Collateral Agent
By: Deutsche Bank National Trust Company

By: /s/ Irina Golovashchuk
         Name: Irina Golovashchuk
         Title: Vice President

By: /s/ Jeffrey Schoenfeld
         Name: Jeffrey Schoenfeld
         Title: Associate

Exhibit 4.3

FELCOR LODGING LIMITED PARTNERSHIP,
FELCOR LODGING TRUST INCORPORATED,

and

the other parties named herein
and
U.S. BANK NATIONAL ASSOCIATION,
as Trustee and Collateral Agent

_____

Sixth Supplemental Indenture

Dated as of January 7, 2013

Supplemental Indenture to the Indenture
dated as of October 1, 2009
with respect to the
10% Senior Secured Notes due 2014

This Sixth Supplemental Indenture (this "*Sixth Supplemental Indenture*"), dated as of January 7, 2013, is by and among FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), FelCor Lodging Trust Incorporated, a Maryland corporation ("*FelCor*"), FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, FelCor Canada Co., a Nova Scotia unlimited liability company, FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, FelCor/ CSS Holdings, L.P., a Delaware limited partnership, FelCor TRS Holdings, L.L.C., a Delaware limited liability company, FelCor Copley Plaza, L.L.C., a Delaware limited liability company, FelCor St. Pete (SPE), L.L.C., a Delaware limited liability company, FelCor Esmeralda (SPE), L.L.C., a Delaware limited liability company, Los Angeles International Airport Hotel Associates, a Texas limited partnership, Madison 237 Hotel, L.L.C., a Delaware limited liability company, Royalton 44 Hotel, L.L.C., a Delaware limited liability company, FelCor Milpitas Owner, L.L.C., a Delaware limited liability company ("*FelCor Milpitas*"), FelCor Baton Rouge Owner, L.L.C., a Delaware limited liability company ("*FelCor Baton Rouge*"), FelCor Dallas Love Field Owner, L.L.C., a Delaware limited liability company ("*Dallas Love Field*"), Myrtle Beach Owner, L.L.C., a Delaware limited liability company ("*Myrtle Beach Owner*"), FelCor/CMB Buckhead Hotel, L.L.C., a Delaware limited liability company ("*FelCor Buckhead*"), FelCor CMB Marlborough Hotel, L.L.C., a Delaware limited liability company ("*FelCor Marlbourough*"), FelCor/CMB Orsouth Holdings, L.P., a Delaware limited partnership ("*FelCor Orsouth*"), FelCor/CMB SSF Holdings, L.P., a Delaware limited partnership ("*FelCor SSF*"), FelCor S-4 Hotels (SPE), L.L.C., a Delaware limited liability company ("*FelCor S-4*"), and FCH/ PSH, L.P., a Delaware limited partnership ("*FCH/PSH*") (collectively, the "*Subsidiary Guarantors*," and together with FelCor, the "*Guarantors*"), FelCor Holdings Trust, a Massachusetts business trust as a pledgor (the "*Pledgor*"), and U.S. Bank National Association, as trustee and collateral agent under the indenture referred to below (in such capacities, the "*Trustee*" and the "*Collateral Agent*").

W I T N E S S E T H

Whereas, FelCor Escrow Holdings, L.L.C., a Delaware limited liability company ("*Escrow Subsidiary*"), executed and delivered to the Trustee an indenture dated as of October 1, 2009 (the "*Original Indenture*"), and pursuant to that certain Second Supplemental Indenture dated as of October 13, 2009, FelCor LP assumed all rights and obligations of Escrow Subsidiary under the Original Indenture and Escrow Subsidiary was released of all rights and obligations under the Original Indenture;

Whereas, pursuant to the Original Indenture, as amended and supplemented to date (collectively, the "*Indenture*"), FelCor LP has issued and outstanding approximately $234,000,000 aggregate principal amount of 10% Senior Secured Notes due 2014 (the "*Notes*");

WHEREAS, the Note Guarantees of each of FelCor TRS Borrower 1, L.P. and FelCor St. Paul Holdings, L.P. were automatically and unconditionally released and discharged in connection with the sale of substantially all of the assets of such Subsidiary Guarantors and such Subsidiary Guarantors ceasing to be Subsidiaries of FelCor LP upon their dissolution as a result of such sales;

Whereas, FelCor, FelCor LP, FelCor Milpitas, FelCor Baton Rouge, Dallas Love Field and Myrtle Beach Owner executed and delivered to U.S. Bank National Association, as trustee, collateral agent, registrar and paying agent, an indenture, dated as of December 17, 2012 (the "*New Indenture*"), pursuant to which FelCor LP has issued and outstanding $525,000,000 aggregate principal amount of 5.625% Senior Secured Notes due 2023 (the "*New Notes*") and FelCor, FelCor Milpitas, FelCor Baton Rouge, Dallas Love Field and Myrtle Beach Owner have guaranteed the New Notes;

Whereas, pursuant to a supplemental indenture to the New Indenture to be entered into of even date herewith, FelCor Buckhead, FelCor Marlborough, FelCor Orsouth, FelCor SSF, FelCor S-4 and FCH/PSH, L.P. will also guarantee the New Notes;

Whereas, pursuant to Section 4.07 of the Indenture, a Restricted Subsidiary shall not Guarantee the indebtedness of FelCor LP unless it simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary; and

Whereas, FelCor, FelCor LP, the Subsidiary Guarantors, the Pledgor, the Trustee and the Collateral Agent desire to amend the Indenture to add FelCor Milpitas, FelCor Baton Rouge, Dallas Love Field, Myrtle Beach Owner, FelCor Buckheard, FelCor Marlborough, FelCor Orsouth, FelCor SSF, FelCor S-4 and FCH/PSH, L.P. as additional Subsidiary Guarantors (collectively, the "*New Guarantors*").

Now, Therefore, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, FelCor, FelCor LP, the Pledgor, each Subsidiary Guarantor, and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

SECTION 1.   **Definitions**. For all purposes of the Indenture and this Sixth Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this Sixth Supplemental Indenture as a whole and not to any particular Article, Section or subdivision; and

(b)   capitalized terms used but not defined in this Sixth Supplemental Indenture shall have the meanings assigned to them in the Indenture.

AMENDMENTS

SECTION 2.   Addition of New Subsidiary Guarantors. The New Guarantors hereby execute this Sixth Supplemental Indenture as a supplemental indenture to the Indenture for the purpose of providing a Guarantee of the Notes and of certain of FelCor LP's obligations under the Indenture as set forth therein and agree to assume and be subject to all of the terms, conditions, waivers and covenants applicable to a Subsidiary Guarantor under the Indenture, including without limitation, those set forth in Article Eleven thereof. Upon its execution hereof, each New Guarantor hereby acknowledges that it shall be a Subsidiary Guarantor for all purposes as defined and as set forth in the Indenture, effective as of the date hereof. Further, the New Guarantors hereby waive and shall not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such New Guarantor under its Subsidiary Guarantee.

SECTION 3.   New York Law to Govern. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SIXTH SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 4.   The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in any respect of the validity or sufficiency of this Sixth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by FelCor, FelCor LP, the Pledgor and the Subsidiary Guarantors.

SECTION 5.   Successors and Assigns. All agreements of FelCor, FelCor LP, the Pledgor, and the Subsidiary Guarantors in this Sixth Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee in this Sixth Supplemental Indenture shall bind its successors.

SECTION 6.   Separability. In case any provision of this Sixth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 7.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 8.   Counterparts. The parties may sign any number of copies of this Sixth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

FELCOR LODGING LIMITED PARTNERSHIP,
a Delaware limited partnership

By: FELCOR LODGING TRUST INCORPORATED
      as general partner

By: /s/ Bianca Sandoval Green
      Name: Bianca Sandoval Green
      Title: Vice President and Associate General Counsel

FELCOR LODGING TRUST INCORPORATED,
a Maryland corporation

By: /s/ Jonathan H. Yellen
      Name: Jonathan H. Yellen
      Title: Executive Vice President General Counsel and
                Secretary

FELCOR/CSS HOLDINGS, L.P.

        By: FelCor/CSS Hotels, L.L.C.,
                General Partner

FELCOR HOTEL ASSET COMPANY, L.L.C.

FELCOR LODGING HOLDING COMPANY, L.L.C.

FELCOR CANADA CO.

FELCOR TRS HOLDINGS, L.L.C.

FELCOR TRS BORROWER 4, L.L.C.

FELCOR COPLEY PLAZA, L.L.C.

FELCOR ST. PETE (SPE), L.L.C.

FELCOR ESMERALDA (SPE), L.L.C.

LOS ANGELES INTERNATIONAL AIRPORT HOTEL
ASSOCIATES, A TEXAS LIMITED PARTNERSHIP

        By: FelCor /LAX Holdings, LP,
                General Partner

                By: FelCor /LAX Hotels, L.L.C.,
                        General Partner

MADISON 237 HOTEL, L.L.C.

ROYALTON 44 HOTEL, L.L.C.

FELCOR MILPITAS OWNER, L.L.C.

FELCOR BATON ROUGE OWNER, L.L.C.

FELCOR DALLAS LOVE FIELD OWNER, L.L.C.

MYRTLE BEACH OWNER, L.L.C.

FELCOR/CMB BUCKHEAD HOTEL, L.L.C.

FELCOR/CMB MARLBOROUGH HOTEL, L.L.C.

FELCOR/CMB ORSOUTH HOLDINGS, L.P.

By: FelCor/CMB Orsouth Hotel, L.L.C.
       General Partner

FELCOR/CMB SSF HOLDINGS, L.P.

By: FelCor/CMB SSF Hotel, L.L.C.
       General Partner

FELCOR S-4 HOTELS (SPE), L.L.C.

FCH/PSH, L.P.

By: FelCor/CSS Hotels, L.L.C.
General Partner

By: /s/ Bianca Sandoval Green
Bianca Sandoval Green
Vice President and Associate General Counsel

FELCOR HOLDINGS TRUST

By: /s/ David W. McGivney
        David W. McGivney
        Trustee

By: /s/ Larry J. Mundy
        Larry J. Mundy
        Trustee

U.S. BANK NATIONAL ASSOCIATION, as Trustee
as Trustee and as Collateral Agent

By: /s/ Donald T. Hurrelbrink
     Name: Donald T. Hurrelbrink
     Title: Vice President